Exhibit A
VOCALTEC COMMUNICATIONS LTD.
AND SUBSIDIARIES
(formerly YMax Corporation and Subsidiaries)
Unaudited Consolidated Financial Statements
For The Nine Months Ended September 30, 2010 and 2009

VOCALTEC COMMUNICATIONS LTD AND SUBSIDIARIES
(formerly YMax Corporation and Subsidiaries)
Table of Contents

Page(s)
Consolidated financial statements:
Consolidated balance sheets (unaudited)	2
Consolidated statements of operations (unaudited)	3
Consolidated statements of comprehensive income (loss) (unaudited)	4
Consolidated statements of capital deficit (unaudited)	5
Consolidated statements of cash flows (unaudited)	6 – 7

Notes to consolidated financial statements	8 – 30

VOCALTEC COMMUNICATIONS LTD AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands, except par value)

	September 30,	December 31,
	2010	2009
	(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$21,383	$13,335
Marketable securities, at fair value	21,577	15,066
Accounts receivable, net of allowance for doubtful accounts and biling adjustments of $5,087 and $2,187, respectively	12,730	9,525
Inventories	3,204	3,619
Deferred costs	8,638	9,835
Deposits and other current assets	1,793	2,160

Total current assets	69,325	53,540

Property and equipment, net	3,685	2,034
Intangible assets, net	8,970	3,380
Goodwill	29,609	17,218
Deposits and other non-current assets	2,064	837

Total assets	$113,653	$77,009

LIABILITIES AND CAPITAL DEFICIT
Current liabilities:
Accounts payable	$5,358	$4,820
Accrued expenses and other current liabilities	7,013	6,672
Accrued bonuses	—	25,647
Deferred revenue, current portion	57,688	55,361
Current portion of long-term debt	—	4,915

Total current liabilities	70,059	97,415

Deferred revenue, net of current portion	34,183	22,877
Other non-current liabilities	1,067	—

Total liabilities	105,309	120,292

Commitments and contingencies (Note 12)
Redeemable ordinary shares, NIS 0.13 ($0.03) par value; 333 shares issued and outstanding	8,833	5,764

Capital deficit:
Ordinary shares, NIS 0.13 ($0.03) par value; 30,000 shares authorized; 11,738 and 8,743 shares issued, respectively; 11,400 and 8,743 shares outstanding, respectively	342	262
Additional paid-in capital	92,369	43,633
Accumulated other comprehensive income	1,541	30
Treasury stock (338 and 0 shares, respectively)	(750)	—
Deficit	(93,991)	(92,972)

Total capital deficit	(489)	(49,047)

Total liabilities and capital deficit	$113,653	$77,009

See accompanying notes to consolidated financial statements.

VOCALTEC COMMUNICATIONS LTD AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except loss per share of common stock)

	Nine Months Ended
	September 30,
	2010	2009
	(Unaudited)	(Unaudited)
Revenues	$91,165	$86,302
Cost of revenues	42,854	45,744

Gross profit	48,311	40,558

Operating expenses:
Advertising	25,281	24,171
General and administrative	21,432	29,992
Research and development	2,933	4,382

Total operating expenses	49,646	58,545

Operating loss	(1,335)	(17,987)

Other (expense) income:
Realized (losses) gains on marketable securities	(437)	3,547
Interest and dividend income	833	523
Interest expense	(146)	(1,027)
Gain (loss) on extinguishment of debt	234	(563)
Investment advisory fee	—	(1,115)
Other income, net	19	—

Total other income	503	1,365

Net loss before income taxes	(832)	(16,622)
Income tax expense	187	—

Net loss	$(1,019)	$(16,622)

Loss per ordinary share — Basic and Diluted	$(0.10)	$(2.04)

Weighted average ordinary shares outstanding:
Basic and diluted	10,128	8,374

See accompanying notes to consolidated financial statements.

VOCALTEC COMMUNICATIONS LTD AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in thousands)

	Nine Months Ended
	September 30,
	2010	2009
	(Unaudited)	(Unaudited)
Net loss	$(1,019)	$(16,622)
Other comprehensive income:
Net unrealized gain on marketable securities	1,511	237

Comprehensive income (loss)	$492	$(16,385)

See accompanying notes to consolidated financial statements.

VOCALTEC COMMUNICATIONS LTD AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CAPITAL DEFICIT
For the Nine Months Ended September 30 2010
(in thousands)

				Accumulated
	Common		Additional	Other	Treasury
	Stock		Paid-in	Comprehensive	Stock		Total
	Number	Amount	Capital	Income	Amount	Deficit	Capital Deficit
Balance, January 1, 2010	8,743	$262	$43,633	$30	$—	$(92,972)	$(49,047)

Issuance of ordinary shares, net of costs	1,485	45	21,502	—	—	—	21,547
Exercise of ordinary share options	2	—	28	—	—	—	28
Share based compensation	—	—	5,105	—	—	—	5,105
Equivalent shares issued in connection with the merger with VocalTec	1,173	35	25,170	—	(669)	—	24,536
Purchase of treasury stock	(3)	—	—	—	(81)	—	(81)
Unrealized gain on marketable securities	—	—	—	1,511	—	—	1,511
Adjustment of redemption value of redeemable ordinary shares	—	—	(3,069)	—	—	—	(3,069)
Net loss	—	—	—	—	—	(1,019)	(1,019)

Balance, September 30, 2010 (Unaudited)	11,400	$342	$92,369	$1,541	$(750)	$(93,991)	$(489)

See accompanying notes to consolidated financial statements.

VOCALTEC COMMUNICATIONS LTD AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Nine Months Ended
	September 30,
	2010	2009
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net loss	$(1,019)	$(16,622)
Adjustments to reconcile net loss to net cash provided by operating activities:
Provision for doubtful accounts and billing adjustments	3,209	855
Stock-based compensation	5,105	15
Depreciation and amortization	2,127	2,189
Interest expense — non-cash	85	715
Realized loss (gain) on sale of securities	437	(3,547)
(Gain) loss on extinguishment of debt	(234)	563
Decrease (increase) in operating assets:
Accounts receivable	(6,251)	(5,575)
Inventories	506	1,441
Deferred costs	1,197	(1,588)
Deposits and other current assets	1,443	(34)
Deposits and other non-current assets	(644)	(501)
Increase (decrease) in operating liabilities:
Accounts payable	(2,023)	1,048
Accrued expenses and other current liabilities	(1,668)	457
Accrued bonuses	—	19,235
Deferred revenue	13,055	19,227
Other non-current liabilities	181	—

Net cash provided by operating activities	15,506	17,878

Cash flows from investing activities:
Purchase of marketable securities	(37,584)	(76,296)
Sales of marketable securities	32,147	66,361
Purchases of property and equipment	(961)	(775)
Acquisition of Stratus assets, net of $270 cash acquired	—	(1,730)
Merger with Vocaltec	7,777	—
Acquisition of other intangible assets	(37)	—

Net cash provided by (used in) investing activities	1,342	(12,440)

Cash flows from financing activities:
Proceeds from sale of ordinary shares, net of issuance costs	—	2,930
Repurchase of ordinary shares to settle bonus withholding liability	(3,981)	—
Purchase of treasury stock	(81)	—
Repayment of debt	(4,766)	(7,180)
Proceeds from exercise of ordinary share options	28	500

Net cash used in financing activities	(8,800)	(3,750)

Net increase in cash and cash equivalents	8,048	1,688
Cash and cash equivalents, beginning of period	13,335	2,994

Cash and cash equivalents, end of period	$21,383	$4,682

See accompanying notes to consolidated financial statements.

VOCALTEC COMMUNICATIONS LTD AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS, CONTINUED
(in thousands)

	Nine Months Ended
	September 30,
	2010	2009
	(Unaudited)	(Unaudited)
Supplemental disclosures:
Interest paid (a)	$516	$312
Non-cash investing and financing activities:
Unrealized gain on marketable securities	$1,511	$237
Property and equipment (incurred but not paid)	$1,326	$—
Debt to equity conversion	$—	$3,500
Debt issued for acquisition of Stratus assets	$—	$4,710
Ordinary shares issued to settle bonus liability	$25,647	$—
Adjustment to redemption value of redeemable ordinary shares	$3,069	$426

(a)	No income taxes were paid in any of the periods
See accompanying notes to consolidated financial statements.

VOCALTEC COMMUNICATIONS LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Information as of September 30, 2010 and for the Nine Months Periods
Ended September 30, 2010 and 2009 is Unaudited
Note 1 — Merger, Description of Business and Basis of Presentation
Merger
On July 16, 2010, VocalTec Communications Ltd. (“VocalTec”), an Israeli Limited Company and a public operating company listed on NASDAQ, entered and consummated a Merger Agreement (the “Merger Agreement”) with YMax Corporation (“YMax”, and together with VocalTec, the “Company” or “We”,). Under the terms of the Merger Agreement, each share of YMax common stock outstanding immediately prior to the consummation of the merger was cancelled, and YMax shareholders received one ordinary share of VocalTec for each 10 shares of YMax common stock (10,562,895 in total), representing in the aggregate approximately 90% of VocalTec’s outstanding shares after the transaction. As a result, this transaction has been accounted for as a reverse acquisition and YMax is the accounting acquirer. VocalTec is the continuing legal entity and parent and YMax is a wholly owned subsidiary of VocalTec. The historical financial statements for periods before the date of the merger presented herein are those of YMax after giving retroactive effect to the recapitalization and name change that resulted from the merger.
Description of Business
VocalTec, is the inventor of voice-over-IP (“VoIP”) and the softphone (magicTalk®). The Company now combines its first product, the magicJack®, which plugs into a computer, with other patent pending and proprietary technologies provided by various subsidiaries of the Company, which are designed to provide voice apps on smart phones and a standalone product that has its own CPU that can plug into a regular phone without using a computer. The Company’s products and services allow users to make and receive free telephone calls to and from anywhere in the world where the customer has broadband access to the Internet and allows customers to make free calls back to the United States from anywhere legally permitted in the world.
VocalTec was incorporated in the State of Israel in 1989 and is domiciled in Netanya, Israel.
Basis of Presentation
The Company has prepared the accompanying consolidated financial statements in conformity with United States generally accepted accounting principles (“GAAP”). References to authoritative accounting literature in this report, where applicable, are based on the Accounting Standards Codification (“ASC”). Our functional and reporting currency is the U.S. Dollar, which is the currency of the primary economic environment in which our consolidated operations are conducted. Transactions and balances originally denominated in dollars are presented at their original amounts. Transactions and balances in currencies other than dollars, including Israel New Shekel (“NIS”), are re-measured in dollars in accordance with the principles set forth in ASC 830, “Foreign Currency Matters.” In the opinion of management, all adjustments (which include normal recurring adjustments) necessary for a fair presentation of the results for the interim periods presented have been made and are included in the financial statements included herein. The results for the nine months ended September 30, 2010 may not be indicative of the results for the entire year. The interim unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements.
The merger, which was effective July 16, 2010, was accounted for as an acquisition of the net assets of VocalTec by YMax. The historical financial statements of the YMax give retroactive effect to the recapitalization and name change of YMax as if the ordinary shares issued to YMax shareholders in the merger were outstanding for all periods presented. The ordinary shares held by VocalTec shareholders and the results of VocalTec’s operations were included in consolidated financial statements for periods after the date of merger.

The Company prepares its consolidated financial statements on the basis of being a single reporting entity. Substantially all of the Company’s revenues were derived from domestic sales. Revenues from sales of the magicJack® to customers were $50.6 million and $59.7 million for the nine months ended September 30, 2010 and 2009, respectively.
The Company has evaluated all subsequent events through the date the accompanying consolidated financial statements were issued.
Basis of Consolidation
The Company’s consolidated financial statements include the accounts of VocalTec and its wholly-owned subsidiaries, YMax, YMax Communications Corp., YMax Holdings Corporation, magicJack, L.P., SJ Labs, Inc. (“SJ Labs”), Tiger Jet Network, Inc. (“TigerJet”) and Stratus Telecommunications, LLC (“Stratus”). All intercompany balances and transactions have been eliminated in consolidation. The operations of VocalTec have been included since July 16, 2010. See Note 2, “Merger with VocalTec,” for further details. The operations of Stratus have been included since January 2, 2009. See Note 4, “Stratus Acquisition,” for further details.
Note 2 — Merger with VocalTec
VocalTec is the inventor of VoIP and the softphone.
The combination of VocalTec’s patents and technology were the primary drivers behind the merger with VocalTec. As a result of the merger with VocalTec, the Company gained royalty-free access to all VocalTec’s patents and related technology. The historical financial statements of the Company give retroactive effect to the name change and recapitalization of the Company as if the ordinary shares issued to YMax shareholders in the merger were outstanding for all periods presented.
The merger has been accounted for as an acquisition of the net assets of VocalTec by YMax for total consideration of $24.5 million, including: (i) 1,173,293 ordinary shares held by the existing VocalTec shareholders at the time of the merger at the estimated fair value, using the quoted market price, of the VocalTec stock of $16.50 on July 16, 2010, totaling $19.4 million, and (ii) vested options and warrants to purchase 328,014 and 364,810 VocalTec ordinary shares valued at $5.1 million using a Black-Scholes option pricing model. The historical financial statements of the Company give retroactive effect to the name change and recapitalization of the Company as if the ordinary shares issued to YMax shareholders in the merger were outstanding for all periods presented. The ordinary shares held by VocalTec shareholders and the results of VocalTec’s operations will be included in financial statements for periods after the date of merger. The operations of VocalTec are included in the Company’s unaudited consolidated statements of operations for the nine months ended September 30, 2010, since July 16, 2010, the date of the merger.
The merger with VocalTec was accounted for using the acquisition method of accounting. The purchase price which was based on the fair value of the Ordinary Shares held by VocalTec’s shareholders, vested VocalTec employee stock options and outstanding investor warrants has been allocated as follows (in thousands):

Cash and cash equivalents	$7,777
Equipment	604
Customer relationships	26
Tradenames	124
Technology	6,291
Other current and non-current assets	1,913
Current and non-current liabilities	(4,590)
Goodwill	12,391

Total	$24,536

The allocation of purchase price is dependent upon certain valuations and other studies that are not yet completed. Accordingly, the pro forma information herein and the purchase price allocation in the unaudited consolidated financial statements as of September 30, 2010 and for the nine months then ended are preliminary and have been made solely for the purpose of providing unaudited consolidated financial information and are necessarily based upon preliminary information available at the time of the preparation of this report. Differences between these preliminary estimates and the final acquisition accounting may occur and these differences could have a material impact on the accompanying unaudited pro forma condensed combined financial information and unaudited consolidated financial statements, as well as the Company’s consolidated future results of operations and financial position. The unaudited pro forma condensed combined financial information herein does not reflect any cost savings or other synergies that the combined company may achieve as a result of the merger or the costs to integrate the operations of VocalTec and YMax or the costs necessary to achieve these cost savings and other synergies.
The unaudited pro forma combined revenues, net loss and net loss per share for the nine months ended September 30, 2010 and 2009 for VocalTec and YMax, giving effect to the Merger as if it had occurred on January 1, 2009 are as follows:

	Nine Months Ended
	September 30,
	2010	2009
	(Unaudited)	(Unaudited)

Revenues	$94,475	$90,721

Net loss	$(5,168)	$(20,453)

Loss per ordinary share — Basic and Diluted	$(0.47)	$(2.19)

Note 3 — Summary of Accounting Policies
A summary of significant accounting policies used in preparing the Company’s financial statements, including a summary of recent accounting pronouncements that may affect its financial statements in the future, follows:
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include allowances for billing adjustments and doubtful accounts, the recoverability of long-lived assets, the value of common stock issued in business combinations or underlying the Company’s stock options, the expected forfeitures of stock options and estimates of likely outcomes related to certain contingent liabilities.
Business Combinations and Acquisitions
The Company allocates the purchase price of an acquired business, on a preliminary basis, to the identified assets and liabilities acquired based on their estimated fair values at the dates of acquisition, with any residual amounts allocated to goodwill. Purchase price allocations are considered preliminary until the Company has obtained all required information to complete the allocation. Although the time required to obtain the necessary information will vary with circumstances specific to an individual acquisition, the “allocation period” for finalizing purchase price allocations would not exceed one year from the date of consummation of an acquisition. Adjustments to the allocation of purchase price may decrease those amounts allocated to goodwill and, as such, may increase those amounts allocated to other tangible or intangible assets, which may result in higher depreciation or amortization expense in future periods. Revisions to preliminary purchase price allocations, if any, are reflected retrospectively. Assets acquired in a business combination that will be sold are valued at fair value less cost to sell. Results of operating these assets are recognized currently in the period in which those operations occur.

In December 2007, the Financial Accounting Standards Board (“FASB”) issued revised guidance for accounting for business combinations, and established the principles and requirements for how an acquirer (i) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree; (ii) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and (iii) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination.
Previously, any changes in income tax valuation allowances as a result of income from acquisitions for certain deferred tax assets would serve to reduce goodwill. Under this revised guidance, any change in the valuation allowance related to income from acquisitions, currently or in prior periods, now serves to reduce income taxes in the period in which the reserve is reversed. Transaction related expenses that were previously capitalized are now expensed as incurred.
Revenues
Revenue consists of revenue from sales of magicJack® to retailers, wholesalers or directly to customers, license renewal fees, fees charged for shipping magicJack®, international calling, call termination charges to other carriers and other miscellaneous charges for telecommunication usage, sales of telecommunications hardware, software and related services. Revenue is recorded net of sales returns and allowances.
Revenue Recognition
magicJack® Revenue
The Company recognizes revenues from sales and shipping of direct sales of its magicJack® and subsequent license renewal fees over the license period associated with the respective initial license or renewal. Customers may purchase licenses for continued use of the Company’s software to access the Company’s switches for additional years either when the original purchase is made, or at any time thereafter. The revenue associated with a license for additional years is deferred and recognized ratably over the extended license period.
Sales Return Policy
The Company offers its direct sales customers a 30-day free trial before they have to pay for their magicJack® unit. The Company does not record or recognize revenue until the 30-day trial period has expired and a customer’s credit card has been charged.
Returns from retailers are accepted on an authorized basis. The Company has offered certain retailers the right to return any unsold merchandise from their initial stocking orders. The Company estimates potential returns under these arrangements at point of sale and re-estimates potential returns on a quarterly basis. For nine months ended September 30, 2010 and 2009, the Company’s estimates of returns and actual returns from initial stocking orders have not been materially different.
Telephony Services Revenue
Telephony revenue is recognized as minutes are used. Telephony revenue is generated from the sale of international minutes, fees for origination of calls to 800-numbers and access fees charged to other telecommunication carriers on a per-minute basis for Interexchange Carriers (“IXC”) calls terminated on the Company’s switches. Revenues from access fee charges to other telecommunication carriers are recorded based on rates set forth in the respective state and federal tariffs, less an allowance for billing adjustments of $3.0 million and $0 for the nine months ended September 30, 2010 and 2009, respectively.

Sales of Telecommunications Hardware, Software and Service Agreements
Revenues from sales of telecommunications hardware and the Company’s proprietary software meeting the criteria for recognition upon shipment are recognized at the time of shipment to customers. Similar revenues that do not meet the criteria for recognition upon shipment are recognized over the term of the related service agreements. Revenues from service agreements are recognized over the term (generally one year) of the service agreement. Service agreements include maintenance, technical support, training and upgrades. If a service agreement for additional year(s) is purchased, the associated revenue is deferred and recognized ratably over the extended term of the service agreement. Revenues from sales of parts, services not covered by a service agreement and custom design services are recognized as parts are shipped or services are performed.
Deferred Revenues
Deferred revenues consist primarily of billings and payments for magicJack® units and sales of telecommunication service agreements received in advance of revenue recognition. The Company bills and collects in advance for magicJack® units, which include a license for the software to access its switches for one year in order to obtain free domestic local and long distance broadband telephone service. The Company also bills in advance for telecommunication service agreements. Deferred revenues to be recognized over the next twelve months are classified as current and included in deferred revenue, current portion in the Company’s consolidated balance sheets. The remaining amounts are classified as non-current in the consolidated balance sheets and included in deferred revenue, net of current portion.
Cost of Sales
Cost of sales includes direct costs of operation of the Company’s switches, which are expensed as incurred. These costs include the Company’s internal operating costs, access and interconnection charges to terminate domestic and international telephone calls on the public switched telephone network and related taxes. Direct costs also include regulatory costs, switches and servers maintenance, and costs to co-locate the Company’s equipment in other telephone companies’ facilities. Direct costs of producing magicJack® units are deferred on shipment and charged to cost of sales ratably over the one year initial license which is consistent with the amortization of the magicJack® revenue. Deferred costs are included in current assets in the Company’s consolidated balance sheets.
Direct costs of purchased telecommunications hardware are charged to cost of sales as products are delivered. Direct costs associated with software development until the technological feasibility has been established, modifications to customer specifications, customer training, warranty and maintenance service, and upgrades are charged to expense as incurred. All telecommunication hardware is provided by third-party original equipment manufacturers, which also provide the products’ warranties. The Company does not support or enhance these warranties.
Costs incurred for shipping and handling and credit card charges are included in cost of sales and are expensed as incurred. Costs for shipping and handling and credit card charges were $4.2 million and $3.9 million for the nine months ended September 30, 2010 and 2009, respectively.
Advertising Expenses
Advertising expenses of $25.3 million and $24.2 million for the nine months ended September 30, 2010 and 2009, respectively, consist primarily of television infomercials and commercials, internet advertising and print advertising. Advertising costs are expensed when incurred.

Research and Development Expenses
The Company’s research and development activities consist of the design and development of its proprietary software used in the magicJack® and its switches and the development of new products and applications for use in its broadband service offerings. The Company accounts for research and development costs in accordance with applicable accounting pronouncements. These pronouncements specify that costs incurred internally in researching and developing a computer software product should be charged to expense until technological feasibility has been established for the product. Once technological feasibility is established, all software costs should be capitalized until the product is available for general release to customers. Judgment is required in determining when technological feasibility of a product is established. The Company has determined that technological feasibility for our software products is reached after all high-risk development issues have been resolved through coding and testing. Generally, new products offered to customers and improvements to our servers and switches are placed in service on attainment of technological feasibility. Therefore, the Company has not capitalized any of its research and development costs.
Earnings per Common Share
Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the period, including redeemable common shares, before giving effect to stock options and convertible notes outstanding, which are considered to be dilutive common stock equivalents. Diluted net income (loss) per share is calculated based on the weighted average number of common and potentially dilutive shares outstanding during the period after giving effect to stock options, warrants and convertible notes. The Company has elected to treat the amount of the adjustments to the carrying value of the redeemable ordinary shares that is greater than fair value of ordinary shares as dividends reducing income attributable to common shareholders and related earnings per share. In 2009, the excess accretion over the fair value to redeemable common stock was accounted for as a dividend and earnings (loss) per share were computed using the two-class method. Refer to Note 13, “Redeemable Ordinary Shares,” for further details on the outstanding redeemable common stock.
Cash and Cash Equivalents
The Company considers all financial instruments with a maturity at acquisition of three months or less to be cash equivalents.
Allowance for Doubtful Accounts and Billing Adjustments
The Company maintains an allowance for doubtful accounts based on the expected collectability of its accounts receivables. That estimate is based on historical collection experience, current economic and market conditions and a review of the current status of each customer’s trade accounts receivable. The allowance includes an estimate of billing adjustments, which are negotiated with other telecommunication carriers and are common in the telecommunication industry. The changes in allowance for doubtful accounts receivable for the nine months ended September 30, 2010 and twelve months ended December 31, 2009 are as follows (in thousands):

	September 30,	December 31,
	2010	2009
	(Unaudited)
Balance, beginning of period	$2,187	$565
Change in provision for doubtful accounts	214	1,622
Change in provision for billing adjustments	2,995	—
Write-offs	(309)	—

Balance, end of period	$5,087	$2,187

Marketable Securities and Other Investments
Marketable securities are considered available-for-sale. Available-for-sale securities are recorded at fair value with any unrealized gains and losses reported in other comprehensive income and as a separate component of the capital deficit in the consolidated balance sheets. Gains and losses are recorded based on specific identification by asset.
Interest and Dividend Income
Interest and dividends earned on the Company’s marketable securities are accrued as income when earned.

Certain Risks and Concentrations
Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, marketable securities and accounts receivable. Cash equivalents generally consist of money market instruments and U.S. government notes. Marketable securities generally consist of equity and debt securities as well as a variety of mutual funds which primarily invest in government securities, debt, preferred stocks and equity securities.
The Company maintains accounts with various banks and brokerage organizations and constantly monitors the creditworthiness of these institutions. Cash accounts at each U.S. bank are insured by the FDIC up to $250 thousand in the aggregate. Cash accounts at each Israeli bank are not insured. At September 30, 2010, the Company had cash and cash equivalents totaling $21.4 million, which included (i) $14.4 million in U.S. banks, of which $12.3 million was at one financial institution, and ii) $7.0 million in Israeli banks, of which $6.4 million was at one financial institution. We place our cash and cash equivalents with high quality financial institutions. At times, our account balances may exceed federally insured limits. Management believes the Company is not exposed to any significant risk on its cash accounts.
One telecommunication carrier accounted for approximately 33% and 12% of gross accounts receivable at September 30, 2010 and December 31, 2009, respectively. One U.S. retail customer accounted for approximately 12% and 15% of gross accounts receivable at September 30, 2010 and December 31, 2009, respectively. For the nine months ended September 30, 2010, two retailers, RadioShack and Best Buy, accounted for approximately 11% and 10% of the Company’s total operating revenues, respectively. For the nine months ended September 30, 2009, no retailers accounted for greater than 10% of the Company’s total operating revenue.
Fair Value
GAAP establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.
The hierarchy is broken down into three levels based on the reliability of inputs as follows:
Level 1 — Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities.
Level 2 — Valuations based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
Level 3 — Valuation based on inputs that are unobservable and significant to the overall fair value measurement.
As of September 30, 2010 and December 31, 2009, all of the Company’s marketable securities are Level 1 investments. The carrying amounts of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued expenses are expected to approximate fair value because of their immediate availability or near term maturities. The carrying value of notes payable approximates fair value due to the short-term nature of the notes.
Inventories
Inventories are stated at the lower of cost or market, with cost primarily determined using the first-in first-out cost method. Inventory is written off at the point it is determined to be obsolete.

Property, Equipment and Depreciation Expense
Property and equipment consist primarily of switches, computer hardware, furniture, and leasehold improvements. Fixed assets, other than leasehold improvements, are stated at cost with depreciation provided using the straight-line method over the estimated useful lives of the related assets, which range from three to five years. Leasehold improvements are stated at cost and amortized over the shorter of the term of the lease or useful life of the assets. The cost of substantial improvements is capitalized while the cost of maintenance and repairs are charged to operating expenses as incurred.
The Company’s hardware consists of switches, routers, gateways and servers that enable the Company’s telephony services. These assets are subject to technological risks and rapid market changes due to the introduction of new technology, products and services and changing customer demand. These changes may result in future adjustments to the estimated useful lives and the carrying value of these assets.
Intangible Assets
Identifiable intangible assets are stated at cost. Amortization is computed on identified intangibles subject to amortization using the accelerated and straight-line methods over the estimated useful lives of such assets, which range from three to seventeen years. The costs of developing the Company’s patents, patent applications and technology are charged to research and development expense.
Long-lived Assets
The Company reviews long-lived assets subject to amortization and certain identified intangibles subject to amortization for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In evaluating the fair value and future benefits of its long-lived and identified assets, management performs an analysis of the anticipated undiscounted future net cash flow of the individual assets over the remaining amortization period. The Company recognizes an impairment loss if the carrying value of an asset exceeds the expected future cash flows. In the nine months ended September 30, 2009, there were no deemed impairments of long-lived assets. The Company reviews identified intangibles that are not subject to amortization and tests them annually for impairment.
Goodwill
The Company is currently defined as one reporting unit. The Company evaluates the carrying value of its goodwill annually or more frequently if impairment indicators arise. Indicators at the Company include, but are not limited to: sustained operating losses or a trend of poor operating performance and a decrease in the Company’s market capitalization below its book value. If one or more indicators of impairment exist, the Company performs an evaluation to identify potential impairments. If impairment is identified, the Company measures and records the amount of impairment losses.
A two-step impairment test is performed on goodwill by comparing the estimated enterprise value to its carrying value, including goodwill. In 2010, subsequent to the merger with VocalTec, estimated enterprise value is determined by reference to the quoted value of the Company’s common stock on the NASDAQ Global Market. In 2009, the Company determined its enterprise value by reference to recent sales of its common stock to non-affiliated investors and valuation analysis made in connection with acquisitions and stock option grants. The Company has not considered other factors such as a control premium for its common stock, which could affect its enterprise value. The Company compares its carrying value, including goodwill, with the estimated enterprise value of the Company to determine whether its goodwill may be impaired. If an impairment or impairment trend is indicated, the Company will use discounted projected cash flows from operations to determine the implied fair value of its goodwill. If the carrying value of goodwill exceeds its implied fair value, then an impairment of goodwill has occurred, and the impairment is recognized for the difference between the carrying amount and the implied fair value of goodwill as a component of operating income. The implied fair value of goodwill is calculated by subtracting the estimated fair value of tangible and intangible assets associated with the reporting unit from the fair value of the unit. As of October 1, 2009, the Company’s analysis did not indicate any impairment of goodwill has occurred. The Company will evaluate the carrying value of its goodwill as of October 1, 2010 and does not expect any impairment of goodwill as of that date.

Stock-based Compensation
Stock-based compensation generally consists of option grants or common stock awards to employees or consultants that are measured at grant date, based on the fair value of the award, and are recognized as an expense over the requisite service period.
The fair value of each option granted on the date of the merger with VocalTec and in prior periods is estimated at the date of grant using the Black-Scholes option valuation model. In periods prior to the merger with VocalTec, the Company estimated the fair value of the underlying common stock at the date of grant based on the valuation of its common stock or on recent sales of its common stock to non-affiliated investors and the expected stock price volatility based on historical volatility within a representative peer group of public companies. The Company estimated expected award life as the term of the options as there was no public market for its common stock, and minimal forfeiture rates as all of its option grants have been fully vested at the date of grant. In 2010, subsequent with the merger with VocalTec, the value of the Company’s common stock was determined based on the closing price of its common stock on the NASDAQ open market. The Company will estimate forfeiture rates based on expected turnover, which will be estimated after the integration of the merger participants is completed, and will continue to estimate volatility based on historical volatility within a representative group of public companies.
No options were granted during nine months ended September 30, 2010 and 2009, except that outstanding unvested options of VocalTec were considered as replacement granted on the date of the merger. The weighted average fair value of stock options granted during the nine months ended September 30, 2010 of approximately $7.20 was measured at the date of grant using the following assumptions.

Nine Months ended
September 30,
2010
Expected life	3.6 years
Dividend yield	0.00%
Expected volatility	88.6%
Risk free interest rate	0.19%
Forfeiture rate	0.00%
The risk-free interest rate for periods within the expected life of the option is based on the U.S. Treasury yield for comparable periods. The expected life of stock options for employee grants represents the period that the stock options are expected to remain outstanding.
The Company did not anticipate any forfeiture of the options granted as of the date of the merger with VocalTec as options held by continuing employees were in the money and expected to vest.
Income Taxes
The Company recognizes deferred tax assets and liabilities for the expected tax consequences of temporary differences between the tax basis of assets and liabilities and their book basis using enacted tax rates in effect for the year the differences are expected to reverse. The Company records a valuation allowance to reduce the deferred tax assets to the amount that it estimates is more likely than not to be realized.
The Company adopted certain provisions of ASC Subtopic 740-10, formerly FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of SFAS No. 109” (“ASC 740-10”) as of January 1, 2007 with no material impact to its consolidated financial position or its results of operations. The provisions of ASC 740-10 prescribe a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures. Any interest or penalties resulting from examinations will be recognized as a component of the income tax provision. Refer to Note 18, “Income Taxes,” for further details.

Comprehensive Income (Loss)
Comprehensive income (loss), as defined, includes all changes in equity (net assets) during a period from non-owner sources. The difference between net income (loss) and comprehensive income (loss) is due to unrealized gains or losses on marketable securities classified as available-for-sale. Comprehensive income (loss) is reflected in the consolidated statements of comprehensive income (loss) and capital deficit.
Recent Accounting Pronouncements
In January 2010, the FASB issued Accounting Standards Update (“ASU”) No. 2010-06, “Fair Value Measurements and Disclosures (ASC Topic 820): Improving Disclosures about Fair Value Measurements” (“ASU 2010-06”). ASU 2010-06 requires some new disclosures and clarifies some existing disclosure requirements about fair value measurement as set forth in ASC 820-10. The FASB’s objective is to improve these disclosures and, thus increase the transparency in financial reporting. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, which for the Company is its fiscal quarter beginning January 1, 2010. The Company adopted ASU 2010-06 as of January 1, 2010. The adoption of this standard did not have any impact on the Company’s disclosures.
In February 2010, the FASB issued ASU No. 2010-09, “Amendments to Certain Recognition and Disclosure Requirements” (“ASU 2010-09”), which amends ASC Topic 855, “Subsequent Events.” The amendments to ASC Topic 855 do not change existing requirements to evaluate subsequent events, but: (i) defines a “SEC Filer, which the Company is “; (ii) removes the definition of a “Public Entity”; (iii) for SEC Filers, reverses the requirement to disclose the date through which subsequent events have been evaluated; and (iv) for non-SEC Filers, requires them to evaluate subsequent events through the date the financial statements are available to be issued and disclose that date. ASU 2010-09 was effective for the Company upon issuance. The Company has adopted the guidance in these financial statements.
In July 2010, the FASB issued ASU No. 2010-20, “Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses” (“ASU 2010-20”), which is intended to provide financial statement users with greater transparency about an entity’s allowance for credit losses and the credit quality of its financial receivables. ASU 2010-20 is effective for interim and annual reporting period ending on or after December 15, 2010. As ASU 2010-20 specifically excludes short-term trade accounts receivable, the adoption of the standard is not expected to have a significant impact on the Company’s disclosures.
In December 2010, the FASB issued ASU No. 2010-28, “Intangibles — Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts” (“ASU 2010-28”), which is intended to address entities with reporting units with zero or negative carrying amounts. Some entities concluded that Step 1 of the testing for goodwill impairment is passed because the fair value of the reporting unit will generally be greater than zero. ASU 2010-28 requires entities to perform Step 2 of the testing for goodwill impairment if it is more-likely-than-not goodwill impairment exists. ASU 2010-08 requires entities to consider whether there are any adverse qualitative factors indicating an impairment may exist. ASU 2010-28 is effective for fiscal years and interim periods within those years beginning after December 15, 2010. Early adoption is not permitted. The Company will adopt the provisions of ASU 2010-28 during the quarter beginning January 1, 2011. The Company does not expect the provisions of ASU 2010-28 to materially impact its results of operations, financial position and cash flows.

In December 2010, the FASB issued ASU No. 2010-29, “Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations” (“ASU 2010-29”), which is intended to address diversity in practice about the interpretation of the pro forma revenue and earnings disclosure requirements for business combinations. ASU 2010-29 specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior year reporting period. ASU 2010-29 is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual period beginning on or after December 15, 2010. Early adoption is permitted. The Company has adopted the provisions of ASU 2010-29 in these consolidated financial statements.
Note 4 — Stratus Telecommunications Acquisition
On January 2, 2009 the Company acquired the tradename, technology, equipment, and assumed trade accounts and other payables of the telecommunications division of Stratus Technologies Bermuda Ltd., which developed and built the software the Company uses to maintain its servers and switches. As a result of the Stratus acquisition, the Company gained control of certain maintenance and technology related to its switches and software. The Company completed the Stratus acquisition for $1.7 million in net cash and a note payable with an estimated fair value of $4.7 million (face value of $5.0 million) for a total purchase price of $6.4 million. Goodwill represents approximately $3.7 million of the total consideration, which will be deductible for tax purposes. Acquisition costs of $0.1 million were expensed as incurred and included in general and administrative expenses for the twelve months ended December 31, 2009.
The acquisition was accounted for using the acquisition method of accounting. The purchase price has been allocated as follows (in thousands):

Other current assets	$182
Current liabilities	(454)
Equipment	176
Technology	2,630
Tradename	190
Goodwill	3,716

Total	$6,440

Note 5 — Marketable Securities
The Company’s marketable securities are classified as available-for-sale. As of September 30, 2010 and December 31, 2009, the available-for-sale securities primarily included debt securities and mutual funds, which are invested in the following securities (in thousands):

	September 30, 2010 (Unaudited)
	Fair	Unrealized	Unrealized
	Value	Gains	Losses
Common Equity securities *	$3,931	$155	$—
Mutual Funds	17,588	1,386	—
Other	58	—	—

Total (Unaudited)	$21,577	$1,541	$—

	December 31, 2009
	Fair	Unrealized	Unrealized
	Value	Gains	Losses
Common Equity securities *	$2,162	$—	$(272)
Debt securities *	2,538	—	(6)
Mutual Funds	10,308	308	—
Other	58	—	—

Total	$15,066	$308	$(278)

*
As of September 30, 2010, all of the comon equity securities of the Company’s investments, were in one corporation. As of December 31, 2009, approximately $4.0 million of the Company’s investments were in one corporation, including $2.5 million in debt securities maturing December 2015 and $1.5 million in common equity securities of such corporation.

The fair market value of marketable securities at September 30 2010 and December 31, 2009 was determined based on unadjusted quoted prices in active markets for identical assets.
Note 6 — Inventories
Inventories are comprised of the following (in thousands):

	September 30,	December 31,
	2010	2009
	(Unaudited)
Raw materials	$1,041	$1,331
Finished goods	2,163	2,288

Total	$3,204	$3,619

There were no write-downs of obsolete inventory for the nine months ended September 30, 2010 and 2009.

Note 7 — Property and Equipment
Property and equipment are summarized as follows (in thousands):

	Estimated
	Useful Lives	September 30,	December 31,
	(in years)	2010	2009
		(Unaudited)
Switches	3	$5,930	$3,725
Computers	3	1,618	1,305
Furniture	5	173	27
Leasehold-improvements	6	227	—
Accumulated depreciation		(4,263)	(3,023)

Total		$3,685	$2,034

Depreciation expense for the nine months ended September 30, 2010 and 2009 was $1.2 million and $1.1 million, respectively.
Note 8 — Intangible Assets
As of September 30, 2010 and December 31, 2009, the Company had intangible assets with carrying values of $9.1 million and $3.4 million. Identified intangible assets not subject to amortization consisted of domain names and had carrying values of $71 thousand and $35 thousand as of September 30, 2010 and December 31, 2009, respectively. Identified intangible assets with finite lives subject to amortization consist of the following at September 30, 2010 and December 31, 2009 (in thousands):

	Estimated
	Useful Lives	September 30,	December 31,
	(in years)	2010	2009
		(Unaudited)
Technology *	3 – 17	$11,221	$4,930
Patent rights	7	820	820
Tradename *	3 – 6	314	190
Customer relationships *	7	26	—
Accumulated amortization		(3,482)	(2,595)

Total		$8,899	$3,345

*
These amounts include intangible assets acquired as part of the merger with VocalTec. The amounts assigned to these items, as describe in Note 2, “Merger with Vocaltec,” are preliminary and have been made solely for the purpose of providing unaudited consolidated financial information and are necessarily based upon preliminary information available at the time of the preparation of this report. Differences between these preliminary estimates and the final acquisition accounting may occur and these differences could have a material impact on these disclosures.

Amortization expense for the nine months ended September 30, 2010 and 2009 were $0.9 million and $1.1 million, respectively. Based on the carrying value of identified intangible assets recorded at September 30, 2010, and assuming no subsequent impairment of the underlying assets, the amortization expense for the future fiscal years is expected to be as follows (in thousands):

Amortization
Fiscal Year	Expense
(Unaudited)
Three months ended December 31, 2010	446
2011	1,554
2012	1,366
2013	1,251
2014	1,060
Thereafter	3,222

$8,899

Note 9 — Goodwill
As of September 30, 2010 and December 31, 2009, the Company had goodwill with carrying values of $29.6 million and $17.2 million, respectively. The changes in goodwill for the nine months ended September 30, 2010 and year ended December 31, 2009 are as follows (in thousands):

	September 30,	December 31,
	2010	2009
	(Unaudited)
Gross balance, beginning of period	$17,218	$13,502
Stratus acquisition	—	3,716
Merger with VocalTec *	12,391	—

Gross balance, end of period	29,609	17,218

Accumulated impairments	—	—

Net balance, end of period	$29,609	$17,218

*
The amount of goodwill related to the Merger with Vocaltec is preliminary and have been made solely for the purpose of providing unaudited consolidated financial information and are necessarily based upon preliminary information available at the time of the preparation of this report. Differences between these preliminary estimates and the final acquisition accounting may occur and these differences could have a material impact on these disclosures. refer to Note 2, “Merger with VocalTec” for further details.

Note 10 — Deferred Costs and Revenues
Deferred costs and revenues to be recognized over the next twelve months are classified as current and included in deferred costs and deferred revenues, current portion in the Company’s consolidated balance sheets. The remaining deferred revenue amounts are classified as non-current in the consolidated balance sheets and included in deferred revenue, net of current portion.
The accompanying consolidated balance sheets include deferred revenues, current portion of $57.7 million and $55.4 million as of September 30, 2010 and December 31, 2009, respectively. Deferred revenues, net of current portion as of September 30, 2010 and December 31, 2009 were $34.2 million and $22.9 million, respectively.
Costs necessary to fulfill the Company’s obligations to provide broadband telephone service to customers who have purchased licenses to access the Company’s switches are expensed as incurred. Such costs were approximately $21.3 million and $18.1 million for the nine months ended September 30, 2010 and 2009, respectively.

Note 11 — Debt
Notes payable, net of current portion is as follows (in thousands):

	September 30,	December 31,
	2010	2009
	(Unaudited)
Stratus Technologies Bermuda, Ltd., net of unamortized discount of $0.1 million	$—	$4,915
Current portion of long-term debt	—	(4,915)

Total	$—	$—

Notes Payable — SJ Labs note holders
In connection with the Company acquisition of SJ Labs in March 2007, the Company issued notes payable to the sellers with an estimated fair value of $4.8 million (face value of $5.5 million) which bore interest at an annual rate of 1% and matured on March 31, 2009. Interest was imputed at 8% resulting in a discount of $0.7 million at issuance, which is amortized over the term of the notes as interest expense. The notes payable were secured by the shares of capital stock and intellectual property of SJ Labs.
The notes provided for conversion of the outstanding principal amount into 125,000 shares of the Company’s common stock at any time based on a conversion rate of $44.00 per share. This conversion feature was not substantive at date of issuance of the notes as the then estimated fair value of the Company’s common stock was $6.40 per share.
On January 26, 2009, the notes were amended pursuant to an agreement to (a) extend the maturity of $4.5 million principal amount to July 31, 2009, (b) modifying the conversion privilege on $3.5 million of the principal amount, which was considered a substantial conversion feature, and (c) requiring the Company to pay $1.0 million principal at closing, as well as pay an additional $1.0 million by July 31, 2009. This transaction was accounted for in fiscal year 2009 as a debt extinguishment of the notes, which resulted in the recognition of a loss on extinguishment of debt of $0.6 million, representing the difference between the carrying value of the debt on January 26, 2009 before extinguishment and the estimated fair value of the amended notes on that date.
On January 28, 2009, the Company paid $1.0 million and the remaining $1.0 million was paid on June 25, 2009 to note holders, at which time the remaining $3.5 million principal amount was converted into 300,000 ordinary shares.
Notes Payable — Stratus Technologies Bermuda Ltd.
In connection with the acquisition of the assets and assumption of certain liabilities of Stratus in January 2009, the Company issued a note payable to the sellers with an estimated fair value of $4.7 million (face value of $5.0 million), with interest payable at an annual rate of 8%. These notes were due in three installments of principal and interest of $2.9 million, $1.3 million and $1.3 million in January 2010, July 2010 and January 2011, respectively. The Company withheld a portion of the installment due in January 2010 to cover undisclosed liabilities at the date of acquisition. On April 12, 2010, the Company paid $3.8 million in full settlement of its liabilities to the sellers of Stratus Technologies Bermuda Ltd., including approximately $0.2 million in accrued interest. This prepayment resulted in the recognition of a gain of approximately $0.2 million.
Note 12 — Commitments and Contingencies
The Company has entered into various agreements for telecommunication services with unrelated parties as part of its normal business operations. Under the terms of these agreements, the Company was required to make minimum monthly payments for services through 2009. Such required minimum payments were not material and, all such commitments were satisfied in 2009.

During October 2008, YMax entered into an agreement (the “Clearing Agreement”) with a credit card processor and related automated clearing house bank for the processing of the Company’s customer credit card transactions. As an inducement for the credit card processor to enter into the Clearing Agreement, the Company issued 150,000 shares of the Company’s common stock to two affiliates of the credit card processor. The estimated fair value of the common stock of approximately $2.3 million ($15.00 per share) was recorded in general and administrative expenses in the consolidated statement of operations during the fourth quarter of fiscal year 2008. In connection with the Clearing Agreement, Mr. Borislow, the Company’s Chief Executive Officer, unconditionally guaranteed the prompt payment to the processor and its bank and full and complete performance under the agreement, up to a maximum liability of $8.0 million for up to 210 days after the agreement has been terminated.
Legal Proceedings
The Company is subject to various legal proceedings and claims, including intellectual property claims, contractual and commercial disputes, employment claims and other matters which arise in the ordinary course of business, including potential liabilities ranging from $0 to less than $1.0 million. The Company’s policy is to vigorously defend any legal proceedings. While the outcome of these claims cannot be predicted with certainty, management does not believe that the outcome of any of these legal matters will have a material adverse effect on the Company’s business, operating results, financial condition or cash flows.
The Company has filed suit against three telecommunication carriers for non-payment of approximately $7.4 million billed for terminating access services provided by the Company to those carriers. The carriers have filed counterclaims alleging wrongdoing by the Company for billing terminating access services and seeking unspecified damages to be determined at trial. One carrier has filed a formal complaint against the Company with the Federal Communication Commission alleging materially identical issues in its counterclaim of the lawsuit in Federal Court.
The Company has filed suit against AT&T, Inc. and AT&T Intellectual Property II, LP, (“AT&T IP”) in response to assertions by the defendants of infringement on two of their patents, seeking a declaration that the two patents are not infringed and that the two patents are invalid. AT&T IP has filed answers denying the Company’s allegations of non-infringement and invalidity, and asserted counterclaims alleging infringement of the two patents. In an unrelated action, another Complainant has filed suit against the Company alleging that the Company has infringed on their patent by “making using, offering to sale (sic), and/or selling their products and services, including the magicJack® USB device.”
All of the above actions are in the discovery stage and the Company is not able to predict the outcomes of its ability to collect the $7.4 million or any damages to pay, if at all associated therewith. The Company strongly believes it is (i) entitled to the $7.4 million amount described above plus interest and other fees, (ii) it is not liable for any damages, and (iii) will continue to vigorously pursue or defend itself in these actions. The Company believes it has no material exposure in connection with the above actions. The Company believes it has meritorious positions in these actions and intends to vigorously prosecute its claims and seek declaratory judgment in these actions.
Regulation
The Company provides free broadband telephone service using VoIP technology and traditional telephony services and/or services treated as information services by the Federal Communications Commission (“FCC”). The Company is also licensed as a Competitive Local Exchange Carrier (“CLEC”). CLEC and is subject to extensive federal and state regulation applicable to CLECs. The FCC has to date asserted limited statutory jurisdiction and regulatory authority over the operations and offerings of certain providers of broadband telephone services of non interconnected VoIP. FCC regulations may now, or may in the future, be applied to the broadband telephone operations of the Company. Other FCC regulations apply to the Company because it operates switches and provides international calling capability. Some of its operations are also subject to regulation by state public utility commissions (“PUCs”).

E911 Calling — The FCC has required providers of interconnected VoIP services to provide 911 emergency calling capabilities to their customers. While the Company is a non-interconnected VoIP provider and may not now be required by the FCC to provide 911 services, it nevertheless provides a 911 solution for its customers. Many state and local governments have sought to impose fees on customers of VoIP providers, or to collect fees from VoIP providers, to support implementation of E911 services in their area. Such fees are often put in terms of a fee placed on monthly bills, or focused on use from a specific location. The application of such fees with respect to magicJack® users and the Company is not clear because it does not bill its customers monthly, nor does it bill customers at all for telecommunication services. The fees in the great majority of cases could be owed by the end user and not the Company, as it does not know the end user’s location because the magicJack® device is nomadic. Should a regulatory authority require payment of money from the Company for such support, it may decide to not offer its 911 service in that area.
Universal Service Fund (“USF”) — The FCC and many PUCs have established USF programs to ensure that affordable telecommunications services are widely available in high cost areas and for income-eligible telephone subscribers. Other fees are imposed to meet the costs of establishing and maintaining a numbering administration system, to recover the shared costs of long-term number portability, and to contribute to the Telecommunications Relay Services Fund. All telecommunications carriers may contribute to these funds, and the requirements have been expanded to interconnected VoIP providers. The FCC and many PUCs have for a number of years been considering substantial changes to the USF system including changes in contribution methodology. Some proposals, if adopted, could have a material adverse effect on the Company. Federal USF fees are only applied if a company bills for telecommunication services. The Company does not bill for domestic local and long distance telecommunication services.
Customer Privacy and Promotional Activities — The Company is subject to various federal and state laws and regulations seeking to protect the privacy of customers’ personal information that restrict the Company’s ability to use such information for marketing and promotional purposes. The FCC limits telephone companies’ and interconnected VoIP providers’ use of customer proprietary information such as telephone calling records without customer approval, and requires those companies to protect it from disclosure. Federal and state laws also limit the Company’s and other companies’ ability to contact customers and prospective customers by telemarketing, email or fax to advertise services.
Services for the Disabled — Under federal law, interconnected VoIP providers must take steps to ensure that individuals with disabilities, including hearing impaired and other disabled persons, have reasonable access to their services, if such access is readily achievable.
Number Portability — The FCC requires interconnected VoIP providers to comply with Local Number Portability rules that allow subscribers remaining in the same geographic area to switch from a wireless, wireline or VoIP provider to any other wireless, wireline or VoIP provider and keep their existing phone numbers.
State Regulations — The Company may be subject to a number of PUC regulations that govern the terms and conditions of its offerings, including billing practices, 911 fees, distribution of telephone numbers, customer disputes and other consumer protection matters.
State and Municipal Taxes — The Company believes that it files all required tax returns and pays all required taxes (such as sales, excise, utility, and ad valorem taxes), fees and surcharges. It believes that it is exempt from certain taxes, fees and surcharges because it does not charge for telephone services or render bills to its customers. Further the FCC and the U.S. Court of Appeals have determined that revenues from VoIP telephone service are interstate and not subject to taxation by individual states. The Company remits sales tax in Florida on sales of magicJack® units because its magicJack L.P. subsidiary’s personnel, property and activities are in Florida. magicJack L.P. does not have activities or have representation in any other state. However, many states are changing their statutes and interpretations thereof as part of new streamlined sales tax initiatives to collect sales taxes from nonresident vendors that sell merchandise over the internet to in state customers. The Company may at some time be required to collect and remit sales taxes to states other than Florida. It may also become required to pay other taxes, fees and surcharges to a large number of states and municipalities as a result of statutory changes in the basis on which such taxes, fees and surcharges are imposed. In the event that the Company is required to collect sales taxes for states other than Florida on sales of magicJack®, it will bill and collect such taxes from its customers. The Company will examine any future fees and surcharges imposed as a result of statutory changes and determine on case by case bases whether to bill its customers or increase its initial or renewal sales prices to cover the additional fees and surcharges.

In addition to the foregoing regulations to which the Company may be subject directly, changes to FCC and PUC regulations could affect the services, and the terms and conditions of service, the Company is able to provide. Moreover, changes to any regulations to which it is subject directly or indirectly could create uncertainty in the marketplace that could reduce demand for its services, increase the cost of doing business as a result of costs of litigation or increased service delivery cost or could in some other manner have a material adverse effect on its business, financial condition or results of operations. Any new legislation or regulation, or the application of laws or regulations from jurisdictions whose laws do not currently apply to the Company’s business, could have a material adverse effect on its business.
Note 13 — Redeemable Ordinary Shares
During August 2008, the YMax and an affiliate of an unrelated multinational entertainment products and services retailer (the “Retailer”) entered into a stock purchase agreement containing anti-dilution provisions and providing for representation on its Board of Directors (the “Stock Purchase Agreement”), whereby the retailer purchased 333,333 ordinary shares of the Company for $5.0 million ($15.00 per share).
In addition, the Retailer, YMax and Mr. Borislow entered into a shareholders’ agreement which, among other things, grants the Retailer a liquidation preference from Mr. Borislow and a put right from YMax for as long as the Retailer owns at least 50% of the Company’s ordinary shares purchased under the Stock Purchase Agreement. The liquidation preference provides that, in the event of a liquidation event (as defined), the Retailer would be entitled to first receive, in preference to and before any payment or distribution under such liquidation event made in respect to the Company’s ordinary shares then held by Mr. Borislow, $15.00 per share plus 11% per annum to the date of the liquidation event on the Company’s ordinary shares then owned by the Retailer. These rights and anti-dilution rights terminate under certain conditions. The put right allows the Retailer at any time on or after the fifth anniversary of the agreement to require YMax to repurchase for cash any outstanding shares owned by the Retailer at the greater of $15.00 per share plus 11% per annum, or the fair market value (as defined) per ordinary share of the Company at that date. At September 30, 2010, the fair market value of the Company’s ordinary shares quoted on the NASDAQ open market exceeded the maximum put price computed based on $15.00 per share plus 11% per annum through August 2013, the earliest put date. There is uncertainty as to whether the shareholders’ agreement survives, in whole or in part, the merger with VocalTec. The ordinary shares held by the Retailer become unrestricted and freely marketable on January 17, 2011, and the Company believes the shares will be sold before the redeemable period if the Company’s ordinary shares continue to trade above $23.00. In order to clearly reflect the potential cash outlay if the put were exercisable on September 30, 2010, the Company elected to adjust the carrying value of the redeemable ordinary shares to market value at September 30, 2010 by reclassifying $3.1 million from additional paid-in capital. The Company has elected to treat the amount of the adjustment to the carrying value of the redeemable ordinary shares that is greater than fair value of ordinary shares as dividends reducing income attributable to common shareholders and related earnings per share.
The redeemable ordinary shares are classified between liabilities and capital deficit at its estimated redemption value of $8.8 million and $5.8 million in the accompanying consolidated balance sheets at September 30, 2010 and December 31, 2009, respectively. The estimated redemption value as of September 30, 2010 is based on the fair market value per ordinary share of the Company at that date. The estimated redemption value as of December 31, 2009 is based on the value of the Retailer’s original investment plus an 11% accreted dividend.
Note 14 — Ordinary Shares
During the nine months ended September 30, 2009, the Company sold 195,300 ordinary shares to private investors for $2.9 million, received $0.5 million on the exercise of 50,000 stock options, issued 300,000 ordinary shares on conversion of the $3.5 million principal amount of the SJ Labs notes, and issued 181,500 ordinary shares on the cashless exercise of 700,000 stock options to its former chairman which had an exercise price of $10.00 per share. The Company also issued 1,000 ordinary shares valued at approximately $15,000 for services rendered.

On March 10, 2010, the Company’s Board of Directors determined that it was in the best interest of the Company to pay the accrued bonuses, described in Note 16, “Accrued Bonuses”, in ordinary shares of the Company. On March 15, 2010, the Company issued approximately 1.5 million ordinary shares, net of shares withheld for taxes withholdings, to settle the bonus liability, resulting in additional stock compensation of approximately $4.3 million during the nine months ended September 30, 2010. During the nine months ended September 30, 2010, the Company also issued 40,000 ordinary shares valued at $0.7 million for services rendered. On July 16, 2010, the Company effectively issued the 1,173,293 ordinary shares held by shareholders of VocalTec as part of the merger with VocalTec at the date of the merger with VocalTec, described in Note 2, “Merger with VocalTec.”
On December 17, 2010, the shareholders approved an increase in Company’s authorized share capital to 100 million shares, cancelled the par value of the authorized and issued share capital of the Company and the split of ordinary shares of the Company, such that every three ordinary shares may be split into four ordinary shares at such time as the Board of Directors determines appropriate.
Note 15 — Stock Options and Investor Warrants
Stock Options
The VocalTec amended 2003 Master Stock Plan became effective for the Company on consummation of the merger. Upon recommendation of the Compensation Committee, the Company’s Board of Directors approves the number of options and the exercise price, generally fair market value on the date of grant, of the options. A total of 328,014 outstanding fully vested options on the merger date were accounted for as additional consideration for the acquired assets based on their estimated fair value of approximately $3.5 million determined using the Black Scholes option pricing model. A total of 97,423 outstanding unvested options with an estimated fair value of $0.7 million on the merger date were accounted for as if replacement options with identical terms were granted on consummation of the merger. The $0.7 million will be amortized as compensation expense over the 3.6 year average remaining vesting period of the replacement options, including $0.1 million recognized as compensation expense through September 10, 2010. On December 17, 2010, the shareholders approved amendments to the 2003 Master Stock Plan to allow grants of ordinary shares and restricted shares to the Company’s directors, employees and service providers and an increase of 200,000 ordinary shares underlying the plan every second year immediately following the annual general meeting commencing in 2010. On December 17, 2010, 389,790 ordinary shares were reserved for grant of options and restricted shares under the 2003 Master Stock Plan.

		Estimated	Range of	Estimated
	Number of	Life	Exercise	Fair Value of
Date of Grant	Options	(in years)	Prices	Options
July 16, 2010	328,014	0.5	$0.90 – $988.00	$10.60
July 16, 2010	97,423	3.6	$0.90 – $29.65	$7.20

The following table provides additional information regarding common stock options issued, outstanding and exercisable for the twelve months ended 2009 and nine months ended September 30, 2010 (aggregate intrinsic value in thousands):

			Weighted
			Average
		Weighted	Remaining
		Average	Contractual	Aggregate
	Number of	Exercise	Term	Intrinsic
Date of Grant	Options	Price	(in years)	Value (1)
January 1, 2009	1,913,500	$11.50	0.93	$6,684

Granted	46,500	$12.50
Exercised	(750,000)	$10.00
Expired	(120,000)	$12.50

December 31, 2009	1,090,000	$12.50	0.46	$2,750

Granted	425,437	$9.82
Exercised	(2,250)	$12.50
Expired	(1,087,750)	$12.50

September 30, 2010 (Unaudited)	425,437	$9.82	1.00	$7,530

Vested at September 30, 2010 (Unaudited)	328,014	$9.61	0.30	$5,539

(1)	The aggregate intrinsic value is the difference between the estimated market value for the Company’s common stock and the exercise price of the outstanding stock options.
Investor Warrants
On the date of the merger with VocalTec, 280,000 warrants exercisable at $27.50 per share until June 2011 and 84,810 warrants exercisable at $34.35 per share until May 2011 were outstanding, and no such warrants were exercised from the merger date through September 30, 2010. These warrants were granted by VocalTec in connection with previous financings.
Note 16 — Accrued Bonuses
On December 31, 2009, YMax approved a bonus of $25.6 million to its employees, outside consultants and certain third parties for services rendered during fiscal year 2009. The Company recognized this expense in 2009, including $19.2 million recognized during the nine months ended September 30, 2009, and classified it as accrued bonuses in current liabilities in the accompanying consolidated balance sheet at December 31, 2009. Refer to Note 14, “Ordinary Shares,” for further details.
Note 17 — Realized Gains (Losses) on Securities
The Company invests its excess cash in various marketable securities. The Company has recorded net realized gains of $3.5 million during the nine months ended September 30, 2009. The Company paid a one-time investment advisory fee of $1.1 million paid to Mr. Borislow, CEO for the nine months ended September 30, 2009 for managing its investments. During the nine months ended September 30, 2010, the Company recorded a net realized loss on marketable securities of $0.4 million.
Note 18 — Income Taxes
The Company has incurred net losses since inception for financial reporting purposes. Recognition of deferred tax assets will require generation of future taxable income. A valuation allowance is required to reduce the deferred tax assets reported if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. After consideration of all the evidence, both positive and negative, management has determined that a valuation allowance estimated at $76.6 and $34.7 million as of September 30, 2010 and December 31, 2009, respectively, is necessary to reduce the deferred tax assets to the amount that will more likely than not be realized. The changes in the valuation allowance for the nine months ended September 30, 2010 was primarily attributable to the inclusion of the valuation allowance related to the Company’s merger with VocalTec on July 16, 2010. The reconciliations of the valuation allowance for the nine months ended September 30, 2010 and for the year ended December 31, 2009 were as follows (in thousands):

	September 30,	December 31,
	2009	2009
	(Unaudited)
Balance, beginning of period	$34,737	$26,442
Changes to the valuation allowance	41,832	8,295

Balance, end of period	$76,569	$34,737

In addition to the valuation allowances that have been provided for the incremental deferred tax assets generated from operations, a valuation allowance has been provided for the deferred tax assets acquired as a part of acquisitions and consists of net operating loss carryforwards and general business credits. Those totaled $37.0 million, cumulatively, as of September 30, 2010, of which the valuation allowance associated with the merger with VocalTec represented $36.0 million of the total.
The components of the income tax provision (benefit) for the nine months ended September 30, 2010 and 2009 are as follows (in thousands):

	Nine Months Ended
	September 30,
	2010	2009
	(Unaudited)

Current:
Federal	$—	$—
State	7	—

Current provision (benefit)	7	—

Deferred tax provision	180	—

Total tax provision (benefit)	$187	$—

The following is a reconciliation of the Company’s estimated annual effective income tax rate to the federal statutory rate for the year ended December 31, 2010 and 2009. The Company anticipates pretax income for its full year results in 2010 and accordingly, the impact on the reconciling items on the full year effective tax rate are significant. At December 31, 2010, the Company intends to review its valuation allowance for deferred tax assets, which may impact the effective tax rate estimated below. In the nine months ended September 30, 2010, no income tax benefit has been recorded due to the Company’s current year and historical pretax losses (in thousands):

	Nine Months Ended
	September 30,
	2010	2009
	(Unaudited)

Federal tax at statutory rate	34.00%	34.00%
State and local taxes, net of federal	3.60	3.60
Nondeductible compensation	47.99	0.00
Acquisition costs	11.59	0.00
Foreign losses at rates other than domestic	4.28	0.00
Amortization of intangibles	5.17	0.00
Loss on extinguishment of note	0.00	(1.27)
Other	0.88	0.00
Valuation allowance	(102.13)	(36.33)

Effective tax rate	5.38%	0.00%

The significant components of estimated deferred income tax assets and liabilities as of September 30, 2010 and December 31, 2009 are as follow (in thousands):

	September 30, 2010		December 31, 2009
	Current	Non-Current	Current	Non-Current
	(Unaudited)

Deferred tax assets:
Deferred revenue, net of deferred costs	$17,978	$13,851	$17,113	$8,601
Net operating loss carryforward	—	39,310	—	3,448
Basis difference in intangible assets	—	2,409	—	2,298
Stock-based compensation	—	1,800	—	1,800
Allowance for doubtful accounts	787	—	822	—
Currently non-deductible expenses and other	109	342	564	342

Total deferred tax assets	18,874	57,712	18,499	16,489

Deferred tax liabilities:
Basis difference in goodwill	—	(180)	—	—
Basis difference in fixed assets	—	(17)	—	(251)

Total deferred tax liabilities	—	(197)	—	(251)

Valuation allowance	(18,874)	(57,695)	(18,499)	(16,238)

Net deferred taxes	$—	$(180)	$—	$—

At September 30, 2010, net operating losses (“NOL”) carryforwards for federal income tax purposes were approximately $10.1 million, including approximately $2.2 million from the acquisitions of SJ Labs and TigerJet during fiscal years 2007 and 2008, respectively, which together have a combined annual limitation of approximately $0.7 million. Should the Company’s NOL carryforwards not be utilized, the majority will begin to expire in 2027. In addition, at September 30, 2010, the Company also had state NOL carryforwards of in excess of $10.0 million. Management believes that an ownership change under Section 382 of the Internal Revenue Code has occurred in 2010, which could limit the use of the Company’s NOL carryforwards in the future.
VocalTec and its subsidiaries had NOL carryforwards for Israeli tax purposes of approximately $197.0 million, which may be carried forward indefinitely. VocalTec’s U.S. inactive subsidiaries, which are subject to U.S. income taxes, had NOL for U.S. tax purposes of approximately $8.0 million as of September 30, 2010. A 100% valuation allowance for the entire deferred tax asset in respect of the NOL was recorded at the date of the merger due to the uncertainty regarding future realization. Since VocalTec has a history of losses, the Company is unable to conclude that it is more-likely-than-not that the deferred tax assets resulting from these NOL will be realized in the foreseeable future.
The Company adopted the provisions of ASC 740-10 on accounting for uncertainty in income taxes as of January 1, 2007 with no material impact to its Company’s consolidated financial position or its results of operations. As of September 30, 2010, the Company has a current liability for uncertain tax positions of $0.7 million, including interest and penalties of approximately $50 thousand. The tax years 2005 — 2009 remain open to examination by the major taxing jurisdictions to which the Company is subject.

Deferred tax assets include amounts resulting from the Company’s election to recognize revenue for income tax purposes on an accrual basis and for financial reporting purposes as earned in accordance with GAAP. This has the effect of accelerating income for income tax purposes. In addition, deferred taxes have also been recorded related to start-up costs capitalized for tax purposes and are reflected in “basis difference in intangible assets” in the table above.
Goodwill associated with the merger with VocalTec will not be deductible for tax purposes as the merger with VocalTec was a tax-free reorganization. As disclosed in Note 4, “Stratus telecommunications Acquisition,” goodwill from the Stratus acquisition is deductible for tax purposes.
Note 19 — Loss per Share
Due to the net losses for the nine months ended September 30, 2010 and 2009, basic and diluted loss per common share was the same, as the effect of potentially dilutive securities would have been anti-dilutive. Potentially dilutive securities not included in the diluted loss per share calculation for the nine months ended September 30, 2010 and 2009, due to net losses, were as follows:

	Nine Months Ended September 30,
	2010	2009
	(Unaudited)	(Unaudited)
Warrants and Options to purchase common shares	21,683	650,401